Exhibit 9.1
UNAUDITED PRO FORMA
FINANCIAL STATEMENTS OF CIPHERGEN BIOSYSTEMS, INC.
     The following unaudited pro forma financial statements and notes thereto are being filed herewith:
(1)	Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2006;

(2)	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2006;

(3)	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005;
     The following unaudited pro forma condensed consolidated financial information for Ciphergen Biosystems, Inc. (“Ciphergen” or the “Company”) gives effect to the divestiture of the Instrument Business by Ciphergen (the “Divestiture”) to Bio-Rad Laboratories, Inc. (“Bio-Rad”). This pro forma financial information is presented for illustrative purposes only, and is not necessarily indicative of the operating results and financial position that might have been achieved had the transaction described above occurred on the dates indicated, nor are they necessarily indicative of the operating results and financial position that may occur in the future. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2005, and for the six months ended June 30, 2006, give effect to the Divestiture and related pro forma accounting adjustments as if the Divestiture had occurred on January 1, 2005. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2006 gives effect to the Divestiture and related pro forma accounting adjustments as if the Divestiture had occurred on June 30, 2006. The unaudited pro forma condensed consolidated financial information was derived by adjusting the historical financial statements of Ciphergen for the removal of assets, liabilities, revenues and expenses associated with the Instrument Business. The adjustments relating to the Divestiture and other adjustments are described in the notes to the unaudited pro forma condensed consolidated financial information. Ciphergen will treat the sale of the Instrument Business in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and expects to record a gain upon completion of the transaction.
     The pro forma financial information represents, in the opinion of management, all adjustments necessary to present the Company’s pro forma results of operations and financial position in accordance with Article 11 of Regulation S-X and is based upon available information and certain assumptions considered reasonable under the circumstances.
     This unaudited pro forma condensed consolidated financial information should be read in conjunction with the Company’s unaudited consolidated financial statements and notes thereto included in the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, March 31, 2006 and the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

CIPHERGEN BIOSYSTEMS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2006
(in thousands)

		Pro Forma
	As Reported	Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$20,576	$19,000	(a)	$39,576
Accounts receivable, net	4,185	(4,137	)(b)	48
Inventories	4,661	(4,293	)(b)	368
Prepaid expenses and other current assets	1,798	(1,038	)(b)	760

Total current assets	31,220	9,532		40,752

Property, plant and equipment, net	5,910	(3,725	)(b)	2,185
Goodwill	76	(76	)(b)	—
Other intangible assets, net	2,055	(2,055	)(b)	—
Other long-term assets	1,691	(303	)(b)	1,388

Total assets	$40,952	$3,373		$44,325

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,647	$(1,078	)(b)	$569
Accrued liabilities	6,212	(630	)(b),(c)	5,582
Deferred revenue	3,753	(3,753	)(b)	—
Current portion of capital lease obligations	22	(22	)(b)	—

Total current liabilities	11,634	(5,483)		6,151

Deferred revenue	439	(439	)(b)	—
Capital lease obligations, net of current portion	16	(16	)(b)	—
Long-term debt owed to related party	5,000	—		5,000
Convertible senior notes, net of discount	28,851	—		28,851
Other long-term liabilities	539	—		539

Total liabilities	46,479	(5,938)		40,541

Stockholders’ equity:
Common stock	36	3	(d)	39
Additional paid-in capital	203,509	3,608	(d)	207,117
Accumulated other comprehensive income	(79)	—		(79)
Accumulated deficit	(208,993)	5,700	(e)	(203,293)

Total stockholders’ equity (deficit)	(5,527)	9,311		3,784

Total liabilities and stockholders’ equity (deficit)	$40,952	$3,373		$44,325

See notes to unaudited pro forma condensed consolidated financial statements.

CIPHERGEN BIOSYSTEMS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Six Months Ended June 30, 2006
		Pro Forma
	As Reported	Adjustments (f)	Pro Forma
Revenue:
Products	$8,005	$(8,005)	$—
Services	4,332	(4,332)	—

Total revenue	12,337	(12,337)	—

Cost of revenue:
Products	4,144	(4,144)	—
Services	2,208	(2,208)	—

Total cost of revenue	6,352	(6,352)	—

Gross profit	5,985	(5,985)	—

Operating expenses:
Research and development	5,866	(2,756)	3,110
Sales and marketing	7,448	(6,476)	972
General and administrative	5,008	—	5,008

Total operating expenses	18,322	(9,232)	9,090

Loss from operations	(12,337)	3,247	(9,090)

Interest and other income (expense), net	(692)	—	(692)

Loss before provision for income taxes	(13,029)	3,247	(9,782)

Income tax provision	170	—	170

Net loss from continuing operations	$(13,199)	$3,247	$(9,952)

Basic and diluted net loss per share	(0.37)		(0.28)

Shares used in computing basic and diluted net loss per share	36,024		36,024

See notes to unaudited pro forma condensed consolidated financial statements.

	Year Ended December 31, 2005
		Pro Forma
	As Reported	Adjustments (f)	Pro Forma
Revenue:
Products	$18,350	$(18,350)	$—
Services	8,896	(8,896)	—

Total revenue	27,246	(27,246)	—

Cost of revenue:
Products	9,372	(9,372)	—
Services	4,321	(4,321)	—

Total cost of revenue	13,693	(13,693)	—

Gross profit	13,553	(13,553)	—

Operating expenses:
Research and development	13,196	(6,667)	6,529
Sales and marketing	18,009	(16,654)	1,355
General and administrative	14,404	—	14,404
Goodwill impairment	2,453	(2,453)	—

Total operating expenses	48,062	(25,774)	22,288

Loss from operations	(34,509)	12,221	(22,288)

Interest and other income (expense), net	(1,871)	—	(1,871)

Loss from continuing operations before provision for income taxes	(36,380)	12,221	(24,159)

Income tax provision (benefit) from continuing operations	7	—	7

Net loss from continuing operations	$(36,387)	$12,221	$(24,166)

Basic and diluted net loss per share	(1.13)		(0.75)

Shares used in computing basic and diluted net loss per share	32,321		32,321

See notes to unaudited pro forma condensed consolidated financial statements.

CIPHERGEN BIOSYSTEMS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
1. Basis of Pro Forma Presentation
     The unaudited pro forma financial statements of Ciphergen included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. These pro forma financial statements and accompanying notes have been prepared based on Ciphergen’s historical consolidated balance sheet as of June 30, 2006 and its historical consolidated statements of operations for the year ended December 31, 2005 and the six months ended June 30, 2006, after giving effect to the adjustments and assumptions described below.
     Ciphergen employs accounting policies that are in accordance with accounting principles generally accepted in the United States of America. In management’s opinion, all material adjustments necessary to reflect fairly the pro forma financial position and pro forma results of operations of Ciphergen have been made.
     The ongoing activity presented in these pro forma condensed consolidated financial statements represents Ciphergen’s diagnostics business and corporate assets, liabilities and expenses that were not divested in the sale of the Instrument Business. This pro forma financial information is presented for illustrative purposes only, and is not necessarily indicative of the operating results and financial position that might have been achieved had the transaction described above occurred on the dates indicated, nor is it necessarily indicative of the operating results and financial position that may occur in the future.
Pro Forma Assumptions
     This pro forma financial information of Ciphergen has been prepared after giving effect to the following adjustments and assumptions:
•	Amounts related to ten employees who will remain with the ongoing operations of Ciphergen, but that were historically recorded as a part of the Instrument Business, have been excluded from the pro forma adjustments.

•	Corporate overhead has not been allocated to the results of operations for the Instrument Business for any periods presented.

•	Cash and the associated interest income which were historically recorded as a part of the Instrument Business have been excluded from the pro forma adjustments because the balances will remain with Ciphergen.

•	Since the Company has net operating loss carryforwards in excess of the gain on the sale of the Instrument Business, a 0% incremental U.S. income tax rate has been assumed for purposes of these calculations. We believe that this incremental rate is more meaningful to use than the statutory rate in effect during the periods.

Pro Forma Adjustments
     The accompanying unaudited pro forma condensed consolidated financial information has been prepared as if the divestiture was completed on June 30, 2006 for balance sheet purposes and as of January 1, 2005 for statement of operations purposes and reflect the following pro forma adjustments:
(a)	To reflect $19 million cash consideration received. An additional $4.0 million of cash consideration includes $2.0 million, subject to certain adjustments, to be held in escrow as security for certain obligations for three years, and another $2.0 million as a holdback amount until the issuance of a re-examination certificate confirming the SELDI patent, is not reflected in these pro forma financial statements.

(b)	To reflect the assets sold to Bio-Rad and the liabilities assumed by Bio-Rad.

(c)	Includes $699,000 in estimated direct expenses of the transaction which were not accrued as of the balance sheet date, including investment banker, legal, accounting and consulting fees.

(d)	To reflect the common stock issued to Bio-Rad. The purchase price of $0.972 per share was the average closing price for the 5 days preceding the Agreement on August 14, 2006. For accounting purposes, the 3,086,420 shares purchased are valued at $1.17 per share, the closing price on November 13, 2006, the day the transaction closed. The resulting value of $3.611 million is allocated between Common stock (3.086 million shares at $0.001 par value) and Additional paid-in capital of $3.608 million. The resulting difference is included in the pro forma net gain from the sale.

(e)	To reflect the net proceeds and resulting gain on the sale of assets sold to and the liabilities assumed by Bio-Rad (in thousands).

Total consideration	$19,000
Less transaction costs not accrued as of June 30, 2006	(699)

Net total proceeds	18,301
Common stock issued to Bio-Rad	(3,611)
Net assets acquired by Bio-Rad	(8,990)

Pro forma net gain	$5,700

(f)	To adjust the revenues and expenses attributed to the Instrument Business.

2.	Unaudited Pro Forma Earnings Per Share Data
     Basic and diluted pro forma earnings per share were calculated using the weighted average shares outstanding of Ciphergen for the year ended December 31, 2005 and for the six months ended June 30, 2006. As the pro forma condensed consolidated statements of operations for all periods presented show a net loss and the effect of potentially dilutive securities would be anti-dilutive, weighted average basic and diluted shares are the same.